UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   November 2015

File No.   000-55295

Snipp Interactive Inc.

(Name of Registrant)

6708 Tulip Hill Terrace, Bethesda, MD 20816

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

(Registrant)

Dated: December 14, 2015	By: /s/ “Jaisun Garcha” Jaisun Garcha, Chief Financial Officer

Exhibits:

99.1

News Release dated November 25, 2015

99.2

News Release dated November 30, 2015

99.3

News Release dated December 9, 2015